Exhibit 99.1

News Release

Stantec acquires North State Resources, Inc.

Local firm adds large-scale environmental project expertise

REDDING, CA; EDMONTON, AB; (October 30, 2017) TSX, NYSE: STN

Global design firm Stantec is bolstering its growing environmental service presence and capabilities across northern California by acquiring Redding, California-based North State Resources, Inc. (NSR). Founded in 1986, NSR is a 60-person environmental consulting firm with additional offices in Sacramento and Chico, California. The transaction closed on Friday, October 27.

“The talent and regional reputation held by NSR is invaluable as we continually expand our capabilities to serve clients in California and throughout the Western US,” said Bob Gomes, Stantec president and chief executive officer. “Their talented team members will help us continually grow our environmental service capabilities in new and existing company communities.”

NSR resolves technical and regulatory issues that affect construction and operation of infrastructure and management of natural resources. The firm’s key areas of focus support National Environmental Policy Act (NEPA) and California Environmental Quality Act (CEQA) compliance and environmental permitting in primarily the power, transportation, water, and community development sectors.

With more than 30 years of experience, NSR has serviced private and public clients on a variety of project types. Among the firm’s notable efforts, NSR works with the Bureau of Reclamation Mid-Pacific Region supporting the NEPA environmental impact statement for the proposed enlargement of Shasta Dam, and preparing environmental assessments for ecological restoration of the Trinity River. NSR performed technical studies and assisted the U.S. Army Corps of Engineers documenting NEPA compliance for military and civil works projects in California, Nevada, and Arizona, including environmental evaluations of bank protection measures at 25 priority erosion sites in five California counties. The firm assisted the Bureau of Land Management in evaluating the 240-mile Pacific Connector pipeline project proposed to transport natural gas across southern Oregon. They also support local northern California counties and cities to implement bridge replacement and other transportation improvement projects.

“This is a tremendous opportunity to continue supporting public works projects that are important to the communities we live in—and in new geographies as well—while offering our clients an expanded and complementary suite of capabilities drawn from the larger Stantec network,” says Tim Reilly, NSR Principal. “Stantec’s penetration into renewable energy and other key and rapidly emerging industry sectors provides our employees broad and exciting avenues for professional development.”

From its base of more than 22,000 employees, Stantec currently has more than 3,200 team members working in environmental services, including 500 in the US West. Stantec currently has more than 9,000 US employees.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind. The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary note regarding forward-looking statements

This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	North State Resources, Inc. Contact Tim Reilly Principal Ph. (530) 222-5347, ext. 112 reilly@NSRnet.com

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